UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 10)

MILLER INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

600551 20 4

(CUSIP Number)

William G. Miller
7819 Magnolia Lake Drive
Chattanooga, Tennessee 37421
(423) 238-4171

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 5, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 pages)

CUSIP No. 600551 20 4	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS: WILLIAM G. MILLER I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 679,619
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 679,619
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 679,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.8%(1)
14	TYPE OF REPORTING PERSON: IN

(1)	Based on 11,650,525 shares of common stock outstanding at April 30, 2010, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2010.

CUSIP No. 600551 20 4	13D	Page 3 of 4 Pages

EXPLANATORY NOTES

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends the statement on Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2003, and was amended by those statements on Schedule 13D/A filed with the Commission on January 28, 2004, February 17, 2004, March 21, 2005, June 1, 2005, November 7, 2006, December 5, 2006, October 16, 2008, and January 6, 2009 (collectively, the “Statement”), with respect to the common stock, par value $0.01 per share, of Miller Industries, Inc. (the “Issuer”).

This Amendment No. 10 is being filed to report that on May 5, 2010 the previously reported sale of 200,000 shares of common stock by the Reporting Person in a private transaction was rescinded.  As a result of the transfer, on May 5, 2010 the Reporting Person became the beneficial owner of more than 5% of the outstanding shares of common stock of the Issuer.

This Amendment No. 10 amends the Statement as specifically set forth herein.  Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

On January 5, 2009 the Reporting Person sold 200,000 shares of common stock in a private transaction in exchange for a secured promissory note in the amount of $1,030,000.  The transaction was rescinded and the note cancelled on May 5, 2010, resulting in the reacquisition of the 200,000 shares of common stock by the Reporting Person.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to include the following:

The Reporting Person agreed to rescind the previously reported sale of 200,000 shares of common stock in a private transaction in exchange for the cancellation of the secured promissory note in the amount of $1,030,000.

The Reporting Person, in his capacity as Chairman of the Board and Co-Chief Executive Officer of the Issuer, is involved in the management of the Issuer.  The Reporting Person otherwise does not have any plan or proposal that relates to or would result in any action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

       Item 5 is hereby amended and restated to read as follows:

(a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for the Reporting Person.

(c) On May 5, 2010 the Reporting Person acquired 200,000 shares of common stock of the Issuer in a private transaction in which the previously reported sale of 200,000 shares of common stock was rescinded.  As consideration for the acquisition of the shares, the Reporting Person has caused a secured promissory note in favor of the Reporting Person to be cancelled.  The secured promissory note had a principle amount of $1,030,000.

(d) Not applicable.

CUSIP No. 600551 20 4	13D	Page 4 of 4 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 7, 2010.

/s/ William G. Miller
William G. Miller